DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/25/2006

1. NAME OF REPORTING PERSON
Bulldog Investors General Partnership and Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

753,300

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

753,300
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

753,300

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.38%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


The following constitutes Amendment No. 1 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on
September 1, 2006. This Amendment No. 1 amends the Schedule 13D as specifically set forth.


Item 2 is amended as follows:
Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors General Partnership ("BIGP"), 60 Heritage Drive, Pleasantville, NY 10570. BIGP is a general partnership whose business is to make investments and to take actions deemed necessary to increase the value of its investments. The managing general partner of BIGP is Kimball and Winthrop, Inc., 60 Heritage Drive, Pleasantville, NY 10570. Phillip Goldstein is President of Kimball and Winthrop, Inc.

During the past 5 years none of the above has been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Each of the above are United States citizens.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The filing persons believe the issuers shares are undervalued and have sent the attached letter to MAF (see exhibit 1) suggesting a merger between MAF and other closed-end funds trading at a premium to NAV.

Item 5 is amnded as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the semi-annual report filed on 7/6/06 there were 7,257,093 shares of MAF outstanding as of 4/30/06. The percentage set forth in item 5 was derived using such number.

Bulldog Investors General Partnership and other accounts managed by Mr. Goldstein beneficially own an aggregate of 753,300 shares of MAF or 10.38% of the outstanding shares.


Power to dispose of and vote securities resides either with Mr.
Goldstein or with clients.


  c) During the past 60 days the following shares of MAF were purchased unless previously reported (there were no sales):



DATE		#Shares	 Price
9/1/2006	11,000	12.6815
9/1/2006	3,500	12.6815
9/1/2006	3,500	12.6815
9/1/2006	16,100	12.6815
9/1/2006	3,500	12.6815
9/1/2006	3,500	12.6815
9/6/2006	3,500	12.7238
9/6/2006	1,300	12.7238
9/6/2006	1,300	12.7238
9/6/2006	4,500	12.7238
9/6/2006	1,300	12.7238
9/6/2006	1,300	12.7238
9/7/2006	1,400	12.68
9/7/2006	475	12.68
9/7/2006	475	12.68
9/7/2006	2,000	12.68
9/7/2006	475	12.68
9/7/2006	475	12.68
9/8/2006	800	12.7
9/8/2006	325	12.7
9/8/2006	325	12.7
9/8/2006	1,000	12.7
9/8/2006	325	12.7
9/8/2006	325	12.7
9/11/2006	2,500	12.7295
9/11/2006	950	12.7295
9/11/2006	950	12.7295
9/11/2006	3,200	12.7295
9/11/2006	950	12.7295
9/11/2006	950	12.7295
9/12/2006	3,500	12.726
9/12/2006	1,125	12.726
9/12/2006	1,125	12.726
9/12/2006	4,500	12.726
9/12/2006	1,125	12.726
9/12/2006	1,125	12.726
9/14/2006	900	12.76
9/14/2006	1,000	12.76
9/15/2006	4,000	12.7846
9/15/2006	1,000	12.7846
9/15/2006	1,000	12.7846
9/15/2006	5,000	12.7846
9/15/2006	1,000	12.7846
9/15/2006	1,000	12.7846
9/18/2006	16,000	12.8
9/18/2006	4,400	12.8
9/18/2006	2,500	12.8
9/18/2006	18,000	12.8
9/18/2006	4,400	12.8
9/18/2006	4,400	12.8
9/20/2006	2,000	12.8375
9/20/2006	20,800	12.8375
9/21/2006	3,200	12.85
9/21/2006	13,000	12.8039
9/21/2006	35,000	12.85
9/22/2006	2,500	12.88
9/22/2006	22,500	12.88





  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to MAF

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/25/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein
President, Kimball and Winthrop, Inc.
Managing General Partner, BIGP


Exhibit 1

BULLDOG INVESTORS GENERAL PARTNERSHIP
Park 80 West, Plaza Two
Saddle Brook, NJ 07663


September 25, 2006

Brian S. Shlissel
President & Chief Executive Officer
Municipal Advantage Fund, Inc.
1345 Avenue of the Americas
New York, NY 10105

Robert E. Connor
Director, Chairman of the Board of Directors
Municipal Advantage Fund, Inc.
1345 Avenue of the Americas
New York, NY 10105

Dear Mr. Shlissel and Mr. Connor:

Bulldog Investors General Partnership is the beneficial owner of approximately 750,000 shares of Municipal Advantage Fund, Inc. ("MAF") or about 10% of the outstanding shares.

Of the 17 closed-end bond funds managed by Allianz Global Investors ("Allianz"), MAF is the only one that trades at a discount to NAV.
MAF's discount is currently about 12%. It is probably not a coincidence that through 7/31/06 MAF's investment performance on a YTD, one year and three year basis is the worst of all Allianz-managed closed-end bond funds.

In light of these facts, we respectfully request that the board of directors consider merging MAF into another Allianz-managed closed-end municipal bond fund, e.g., PIMCO Municipal Income Fund ("PMF") which is currently trading at a premium to NAV. Such a merger would eliminate MAF's discount and provide shareholders with an opportunity to have an investment in a municipal bond fund with historically superior performance to MAF as shown in the following table (data is for periods ending 7/31/06).

			YTD 		1 year		3 year		5 year
	PMF		1.79%		3.29%	        10.24%		6.83%
	MAF		-.06%		.73%		5.3%		5.25%
	(Source: Allianz Web Site)

A merger would provide additional benefits for MAF's shareholders because they would own shares with greater liquidity in a larger fund with a lower expense ratio. PMF's shareholders would also benefit from a merger because its fixed expenses would be spread over a larger asset base. Finally, we note that MAF and PMF have a similar board of directors and the same executive officers so an equitable merger could be easily accomplished. In sum, we think a merger such as we propose is far superior to other alternatives to address MAF's discount, e.g., converting MAF to an open-end fund.

We hope the board will act proactively to address our concerns about MAF. However, the time period for shareholders to submit nominations and proposals for the 2007 meeting of shareholders is between December 1, 2006 and December 31, 2006. Therefore, we would appreciate it if you could respond to us by December 1, 2006.

If you would like to discuss this matter, please call me directly at
(914) 747-5262.

Very truly yours,


Phillip Goldstein
President
Kimball & Winthrop, Inc.
Managing Partner